SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D /A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                    Autologic Information International, Inc.
                    -----------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of class of securities)


                                   052803 10 3
                                   -----------
                                 (CUSIP Number)


             Howard B. Weinreich, Vice President and General Counsel
                         Volt Information Sciences, Inc.
                              560 Lexington Avenue
                            New York, New York 10022
            --------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                               September 25, 2001
            --------------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Cusip Number:  052803 103             13D/A                        Page 2 of 11


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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons
        (entities only).
--------------------------------------------------------------------------------

        Volt Information Sciences, Inc.

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2.      Check the Appropriate Box if a Member of a
        Group (See Instructions):

                          (a)   [  ]
                          (b)   [  ]
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3.      SEC Use Only.

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4.      Source of Funds (See Instructions):     WC

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5.      Check if Disclosure of Legal Proceedings Is Required Pursuant   [   ]
        to Items 2(d) or 2(e)
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6.      Citizenship or Place of Organization:   New York

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number Of Shares
Beneficially Owned
By Each Reporting
Person With
                    7.    Sole Voting Power          0

                    8.    Shared Voting Power        3,400,100

                    9.    Sole Dispositive Power     0

                    10.   Shared Dispositive Power   3,400,100


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11.     Aggregate Amount Beneficially Owned By Each Reporting Person:  3,400,100

--------------------------------------------------------------------------------

12.     Check Box If The Aggregate Amount In Row (11) Excludes Certain
        Shares*                                                            [  ]
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)       58.7%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)              CO

--------------------------------------------------------------------------------

Cusip Number:  052803 103             13D/A                        Page 3 of 11


--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------

        Nuco, I, Ltd.

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions):

                          (a)   [  ]
                          (b)   [  ]
--------------------------------------------------------------------------------

3.      SEC Use Only.

--------------------------------------------------------------------------------

4.      Source of Funds (See          N/A
        Instructions):
--------------------------------------------------------------------------------

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant
        to Items 2(d) or 2(e)                                             [   ]
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization:     Nevada

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number Of Shares
Beneficially Owned
By Each Reporting
Person With

                    7.    Sole Voting Power          0

                    8.    Shared Voting Power        3,400,100

                    9.    Sole Dispositive Power     0

                    10.   Shared Dispositive Power   3,400,100

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned By Each Reporting Person:  3,400,100

--------------------------------------------------------------------------------

12.     Check Box If The Aggregate Amount In Row (11) Excludes Certain
        Shares*                                                            [  ]
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)       58.7%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)              CO

--------------------------------------------------------------------------------

Cusip Number:  052803 103             13D/A                        Page 4 of 11

ITEM 1. SECURITY AND ISSUER.

     This Statement (this "Statement"), which restates and amends the statement on Schedule 13D, dated January 29, 1996, relates to the common stock, par value $.01 per share (the "Common Stock"), of Autologic Information International, Inc. (the "Issuer"). The principal offices of the Issuer are located at 1050 Rancho Conejo Boulevard, Thousand Oaks, California 91360.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed by Volt Information Sciences, Inc., a New York corporation, the principal business office of which is located at 560 Lexington Avenue, New York, New York 10022 ("Volt"), and Nuco, I, Ltd., a Nevada corporation, the principal business office of which is located at 560 Lexington Avenue, New York, New York 10022 ("Nuco", and together with Volt, the "Reporting Persons").

     Volt is a public company, the common stock of which is listed on the New York Stock Exchange. Nuco is a wholly-owned subsidiary of Volt whose only assets are cash and the capital stock of Volt subsidiaries, including th Issuer. Volt and its subsidiaries operate in the following industry segments:

     (1) Staffing Services - This segment provides a broad range of employee staffing services, including temporary help, technical personnel placement, and other alternative staffing services, employment and direct hire placement services, referred employee management services, employment outsourcing services, employee leasing services and Information Technology services, to a wide range of customers.

     (2) Telephone Directory - This segment publishes independent telephone directories; provides telephone directory production, commercial printing, database management, sales and marketing services, licenses directory production and contract management software systems to directory publishers and others; and provides services, principally computer-based projects, to public utilities and financial institutions.

     (3) Telecommunications Services - This segment provides telecommunications services, including design, engineering, outside plant construction, system installation, maintenance and removals and distribution of telecommunications products to the outside plants and central offices of telecommunications and cable companies and within their customers' premises and for large corporations requiring telecommunications services.

     (4) Computer Systems - This segment provides directory assistance outsourcing services, both traditional and enhanced, to wireline and wireless telecommunications companies; provides directory assistance content to internet sites; designs, develops, integrates, markets, sells and maintains computer-based directory assistance systems and other database management and telecommunications systems for the telecommunications industry; and provides third-party IT services to others.

     (5) Electronic Publication and Typesetting Systems - This segment, through the Issuer and its subsidiaries, designs, develops, manufactures, integrates, markets, sells and services computerized imagesetting and publication systems equipment and software principally to the newspaper publishing industry, niche portions of the commercial printing industry and other organizations having internal publishing facilities.

Cusip Number:  052803 103             13D/A                        Page 5 of 11


     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the Reporting Persons are set forth in Appendix A hereto, and incorporated herein by reference.

     During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares of Common Stock in which the Reporting Persons are deemed to have beneficial ownership were acquired by Volt on January 29, 1996, pursuant to an Agreement and Plan of Merger dated as of October 5, 1995, as amended on November 10, 1995 and December 7, 1995, among the Issuer, Volt and Information International, Inc., a Delaware corporation ("Triple-I"), which is described in
Item 6 (the "1995 Merger Agreement"). The shares were transferred to Nuco on January 29, 1996. Of the shares beneficially owned by the Reporting Persons, 3,333,000 shares were acquired in exchange for the merger of Autologic, Incorporated ("AI") into the Issuer and the transfer to the Issuer of the foreign subsidiaries of Volt involved in AI's operations; 58,500 shares were issued in the merger of Triple-I with and into the Issuer in consideration for the 58,500 shares of common stock of Triple-I previously acquired by Volt between April 1, 1991 and March 7, 1995 in open market purchase transactions for an aggregate of $479,128; and 8,600 shares were subsequently issued to Volt pursuant to a provision contained in the 1995 Merger Agreement which entitled Volt to receive 100 shares of Common Stock of the Issuer for each 590 shares of Common Stock of the Issuer issued with respect to the exercise of stock options outstanding on June 25, 1995 under Triple-I's stock option plans, which were assumed by the Issuer under the 1995 Merger Agreement. The funds used by Volt for the purchase of such 58,500 shares of Triple-I common stock were provided from the Volt's working capital. Volt transferred the foregoing shares of the Issuer's common stock to Nuco as capital contributions to Nuco.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The purpose of the acquisition of the shares of Common Stock by Volt was to combine the businesses of AI and Triple-I into a corporation controlled by the Reporting Persons.

     Except as described in the following paragraphs, the Reporting Persons have no present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer (although the Reporting Persons retain the right, which they may exercise at any time or from time to time, in their discretion, to acquire or dispose of shares of Common Stock of the Issuer); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any

Cusip Number:  052803 103             13D/A                        Page 6 of 11


person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

     On September 25, 2001, the Issuer entered into an Agreement and Plan of Merger, dated September 25, 2001 (the "2001 Merger Agreement"), with (i) Agfa
Corporation, a Delaware corporation ("Agfa") and wholly-owned subsidiary of Agfa-Gevaert N.V ("Agfa Genaert"), and (ii) Autologic Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Agfa ("Purchaser"). The 2001 Merger Agreement provides for, among other things: (i) the commencement by Purchaser of a cash tender offer (the "Offer") for all of the outstanding shares of Common Stock of the Issuer at a purchase price of $7.127 per share (the "Offer Consideration"); and (ii) following consummation of the Offer, the merger of Purchaser with and into the Issuer. In the merger, each outstanding share of Common Stock of the Issuer (other than shares held directly or indirectly by the Issuer or Agfa or Purchaser and shares held by stockholders who have not voted in favor of the merger or consented thereto in writing and who have properly demanded approval for such shares in accordance with the Delaware General Corporation Law) will be converted into the right to receive the Offer Consideration.

     In connection with the 2001 Merger Agreement, Volt entered into a Stockholder's Agreement, dated September 25, 2001 (the "Volt Stockholder's Agreement"), with Agfa, Purchaser and the Issuer, pursuant to which Volt has agreed, among other things, to: (i) tender in the Offer all of the shares of Common Stock of the Issuer beneficially owned by Volt; (ii) vote such shares in favor of the Merger Agreement; (iii) grant Agfa a proxy with respect to voting such shares; and (iv) grant Agfa an option to purchase 331/3% of the shares of Common Stock of the Issuer beneficially owned by Volt at the per share price payable in the Offer in the event the Merger Agreement is terminated (A) by the Company, if Autologic enters into an agreement providing for an acquisition of Autologic with terms superior (as provided in the Merger Agreement) to the terms of the Offer and Merger, or (B) by Agfa, if the Board of Autologic withdraws or modifies in a manner adverse to Agfa its approval of the Merger Agreement or recommends such a proposed superior acquisition.

     The foregoing summary and description of the Merger Agreement and Volt Stockholder's Agreement are qualified in their entirety by reference to such agreements, which are filed as Exhibits 9 and 10 hereto, respectively.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Persons are deemed to be Beneficial Owners, within the meaning of Rule 13d-3 under the Exchange Act, of 3,400,100 shares of Common Stock of the Issuer, based on the 5,787,970 shares issued and outstanding at September 25, 2001, representing approximately 58.7% of the issued and outstanding shares of Common Stock of the Issuer. Volt, by virtue of Volt's 100% ownership interest in Nuco, has the right to direct the voting and disposition of the shares, subject to the Volt Stockholder's Agreement. Volt has entered into the Volt Stockholder's Agreement referred to in Item 4 above, pursuant to which it agreed, among other things, to: (i) tender in the Offer all of the shares of Common Stock of the Issuer beneficially owned by Volt; (ii) vote such shares in favor of the Merger Agreement; (iii) grant Agfa a proxy with respect to voting such shares; and (iv) grant Agfa an option to purchase 331/3% of the shares of Common Stock of the Issuer beneficially owned by Volt at the per share price payable in the Offer in the event the Merger Agreement is terminated (A) by the Company, if Autologic enters into an agreement providing for an acquisition of Autologic with terms superior (as provided in the Merger Agreement) to the terms of the Offer and Merger, or (B) by Agfa, if the Board of Autologic withdraws or modifies in a

Cusip Number:  052803 103             13D/A                        Page 7 of 11


manner adverse to Agfa its approval of the Merger Agreement or recommends such a proposed superior acquisition.

     As a result of the Volt Stockholder's Agreement, Purchaser, Agfa and Agfa Gevaert may also be deemed to share voting and dispositive power over these shares with respect to the matters covered by the Volt Stockholder's Agreement and to be a beneficial owner of the shares beneficially owned by Volt.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     a. Pursuant to the terms of the 1995 Merger Agreement, among other things, on January 26, 1996, Volt caused AI, immediately prior to that date a wholly-owned subsidiary of Volt, to merge with and into the Issuer, with the Issuer remaining as the surviving corporation. In addition, as of January 29, 1996, Volt transferred to the Issuer all of the issued and outstanding shares of Volt-Autologic, Ltd. of England, Volt-Autologic, Ltd. of Israel, Volt-Autologic, Inc. of Canada, Volt-Autologic AB of Sweden and Volt-Autologic Pty. Limited of Australia (collectively, the "Volt Subsidiaries"). As a result of the foregoing transactions, AI and Triple-I were merged into the Issuer and the Volt Subsidiaries became subsidiaries of the Issuer. In addition, among other things, the Issuer assumed Triple-I's reporting obligations under the Exchange Act.

     Pursuant to the 1995 Merger Agreement, (a) in consideration for the merger of Triple-1 into the Issuer, each of the 2,429,870 outstanding shares of Common Stock of Triple-I on January 29, 1996 automatically converted into one share of the Issuer's Common Stock (as a result of which an aggregate of 2,429,870 shares of the Issuer's Common Stock were issued and outstanding, including 58,500 shares to Volt in exchange for the 58,500 shares of common stock of Triple-I then owned by Volt, which Volt had purchased from time to time between April 19, 1991 and March 7, 1995 in open market transactions); and (b) in consideration for the merger of AI into the Issuer and the transfer of the Volt Subsidiaries to the Issuer, Volt received 3,333,000 shares of the Common Stock of the Issuer. On January 29, 1996, Volt transferred to Nuco as a capital contribution all shares of the Issuer's Common Stock owned by Volt. The 1995 Merger Agreement also provided for Volt to receive 100 shares of the Issuer Common Stock for each 590 shares of the Issuer Common Stock issued with respect to the exercise of the options to purchase 594,000 shares of Triple-I Common Stock which were outstanding under Triple-I's 1976 Employees' Incentive Stock Option Plan, as extended and amended, and under Triple-I's 1985 Directors' Stock Option Plan on June 25, 1995, the date the parties entered into the letter of intent related to the Merger (the "Triple-I Options"). In accordance with the provisions of each plan, all Triple-I Options became fully vested and immediately exercisable upon consummation of the merger of Triple-I into the Issuer. Pursuant to the 1995 Merger Agreement, the Issuer assumed the obligations of Triple-I to the optionholders and each Triple-I Option became exercisable for a number of shares of the Issuer Common Stock equal to the number of shares of Triple-I common stock subject to the Triple-I Options at their existing option exercise prices. Volt has received 8,600 shares of the Issuer Common Stock with respect to such exercised Triple-I Options. All of such shares issued to Volt were also transferred to Nuco. The 1995 Merger Agreement, including any right Volt may have had to receive adjustment shares by virtue of the exercise of such Options, is to be terminated upon successful completion of the Offer.

     b. Pursuant to the 1995 Merger Agreement, Volt entered into a Shareholders Stock Voting Agreement, dated as of January 29, 1996, among Volt, Charles Ying, Leroy Bell, John Kountz and Ralph Roth, former stockholders of Triple-I (the "1996 Voting Agreement"), which provided that during the first two years following the merger of Triple-I into the Issuer, the Reporting Person and the other parties to the 1996 Voting Agreement would vote their shares of Common Stock of the Issuer to elect Messrs. Ying, Kountz, Roth and Alden Edwards (or, if any ceased to be a director, a replacement director selected by Mr. Ying or his successor under the 1996 Voting Agreement) and Messrs. William Shaw, Jerome Shaw,

Cusip Number:  052803 103             13D/A                        Page 8 of 11


James Groberg and Dennis Doolittle (or, if any ceased to be a director, a replacement director selected by Mr. William Shaw or his successor under the 1996 Voting Agreement). Messrs. William Shaw, Jerome Shaw and James J. Groberg were (and continue to be) officers and directors of Volt. In addition, the parties to the 1996 Voting Agreement were to elect a ninth director selected by Mr. William Shaw or his successor after consultation with (but not subject to the approval of) Mr. Ying or his successor. The ninth director selected was Mr. Paul McGarell. Since the expiration of the 1996 Voting Agreement, Volt, as the holder of a majority of the Common Stock of the Issuer, has been able to cause the election of all of the directors of the Issuer.

     c. The Issuer also entered into a Registration Rights Agreement, dated as of January 29, 1996, with Volt (the "1996 Registration Rights Agreement") affording Volt the right to require the Issuer to file registration statements on one or more occasions under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, and to include, on a "piggyback" basis, in any other registration statement filed by the Issuer under the Securities Act, any Common Stock owned by Volt or any of its affiliates. The Issuer is to bear all costs of such registrations, other than underwriting discounts and commissions and brokerage commissions. The Issuer is not, however, required to include any shares held by Volt in any registration statement filed by the Issuer in connection with any acquisition, merger, exchange offer, recapitalization, reclassification, subscription offer or employee benefit plan. The Registration Rights Agreement contains no time or "standstill" period restricting Volt's exercise of the rights afforded it. However, the Issuer is entitled to postpone for a reasonable period of time the filing of a registration statement if, among other reasons, a registration at the time and on the terms requested would adversely affect any equity financing by the Issuer contemplated prior to the Issuer's receipt of Volt's request for registration. There are no limitations on the number of shares of Common Stock which Volt may cause to be included in any registration statement, except that with respect to an underwritten public offering (i) on behalf of the Issuer, Volt (together with others who have exercised "piggyback" registration rights) may include (generally on a pro rata basis) only such number of shares as the managing underwriter advise may be sold in addition to those being sold by the Issuer without substantially affecting the price that the Issuer would obtain in such offering; or (ii) on behalf of others who may have demand registration rights, Volt (together with others who have exercised "piggyback" registration rights) may include (generally on a pro rata basis) only such number of shares which the managing underwriters advise can be sold in addition to the shares which the person who demanded such registration and the Issuer desire to sell without substantially affecting the price that the person who demanded such registration and the Issuer could obtain in such offering. The 1996 Registration Rights Agreement also contains provisions by which the Issuer is to indemnify Volt (and persons who control Volt) with respect to misstatements and omissions contained in any such filed registration statement, except those made in reliance upon information furnished by Volt (as to misstatements and omissions in which the Issuer is to be indemnified). Should Volt or Nuco transfer its shares of the Issuer's Common Stock, it may assign its rights under the 1996 Registration Rights Agreement to its transferee, provided the assignee enters into a written assignment with the Issuer agreeing to be bound by the terms of the 1996 Registration Rights Agreement.

     d. Pursuant to a letter agreement, dated September 25, 2001, Volt and Nuco have agreed that immediately preceding the successful completion of the Offer, the 1995 Merger Agreement shall be terminated and, among other things, (i) Volt and NUCO shall have no further right against the Issuer (including without limitation no further rights to receive any additional shares upon exercise of Triple-I stock options that were outstanding on June 25, 1995 or otherwise) and,
(ii) the Issuer shall have no further rights against Volt or NUCO (including under the 1996 Registration Rights Agreement, which shall be terminated).

     e. On January 30, 1996, as part of the grants of options under the Issuer's 1995 Stock Option Plan, the Issuer granted options to Jerome Shaw and William Shaw, officers and directors of Volt,

Cusip Number:  052803 103             13D/A                        Page 9 of 11


each to purchase 9,000 shares of Common Stock, at an exercise price of $13.20 per share, 110% of the fair market value of such shares on such date, with such right vesting on June 30, 1997 and such option terminating on January 29, 2001. On January 30, 1996, the Issuer also granted options to James J. Groberg and Irwin B. Robins, officers and directors of Volt, and Howard B. Weinreich, Daniel
G. Hallihan, Jack Egan and Ludwig M. Guarino, officers of Volt, to purchase 5,000, 5,000, 3,000, 2,500, 2,500 and 2,500 shares of Common Stock, respectively, at an exercise price of $12.00, 100% of the fair market value of such shares on such date, with such right vesting on January 30, 1997, and such option terminating on January 30, 2006.

     On November 5, 1998, as part of the grants of options under the Issuer's 1976 Employees' Incentive Stock Option Plan (the "1976 Plan"), the Issuer granted non-qualified stock options to William Shaw and Jerome Shaw, officers and directors of Volt, each to purchase 10,000 shares of Common Stock, at an exercise price of $4.25 per share, the fair market value of such shares on such date, with such right vesting on November 5, 1999 and such option terminating on November 4, 2008.

     On November 5, 1998, the Issuer also granted incentive stock options ("ISO's") under the 1976 Plan, to purchase 5,000 shares of Common Stock, to each of James J. Groberg, Irwin B. Robins Howard B. Weinreich, and ISO's to Daniel G. Hallihan, Jack Egan, Ludwig M. Guarino and Steven Shaw, officers and directors of Volt, to purchase 2,500, 2,500, 2,500 and 2,000 shares of Common Stock, respectively, at an exercise price of $4.25, the fair market value of such shares on such date, with such right vesting on November 5, 1999, and such option terminating on November 4, 2008.

     Pursuant to the 2001 Merger Agreement, with respect to outstanding options to purchase shares of Common Stock of the Issuer, following completion of the Offer, each holder of such options is to receive from Purchaser, in settlement thereof, for each share subject to the option, whether or not vested, an amount in cash equal to the difference between (i) the Offer Consideration and (ii) the sum of the per share exercise price of such option and applicable withholding taxes, to the extent such difference is a positive number; thereupon, all options held by such holder shall be terminated.

     f. Volt has entered into the Volt  Stockholder's  Agreement  referred to in
Item 4 above, pursuant to which has agreed, among other things, to: (i) tender in the Offer all of the shares of Common Stock of the Issuer beneficially owned by Volt; (ii) vote such shares in favor of the Merger Agreement; (iii) grant Agfa a proxy with respect to voting such shares; and (iv) grant Agfa an option to purchase 331/3% of the shares of Common Stock of the Issuer beneficially owned by Volt at the per share price payable in the Offer in the event the Merger Agreement is terminated (A) by the Company, if Autologic enters into an agreement providing for an acquisition of Autologic with terms superior (as provided in the Merger Agreement) to the terms of the Offer and Merger, or (B) by Agfa, if the Board of Autologic withdraws or modifies in a manner adverse to Agfa its approval of the Merger Agreement or recommends such a proposed superior acquisition.

     In addition, Mr. William Shaw, Mr. Jerome Shaw and Mr. James Groberg, directors of the Issuer, have entered into a Stockholders' Agreement, dated September 25, 2001, with Agfa, Purchaser, the Issuer and the other directors and executive officers of the Issuer, providing for: (i) the tender of all shares of Common Stock of the Company beneficially owned by them; (ii) the vote of such shares by them in favor of the Merger Agreement; and (iii) the grant by them to Agfa of a proxy with respect to the voting of such shares.

Cusip Number:  052803 103             13D/A                        Page 10 of 11


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

1.* Agreement, dated September 28, 2001, between the Reporting Persons with respect to their joint filing of this statement.

2. Agreement and Plan of Merger dated as of October 5, 1995, as amended on November 10, 1995 and December 7, 1995 among the Issuer, Volt and Triple-I. (Incorporated by reference to Appendix I to the Consent Statement/Prospectus which forms a part of Registration Statement No. 33-99278 on Form S-4 filed by the Issuer).

3. Shareholders Stock Voting Agreement dated as of January 29, 1996 among Volt, Charles Ying, Leroy Bell, John Kountz and Ralph Roth. (Incorporated by reference to Exhibit 10.4 to Registration Statement No. 33-99278 on Form S-4 filed by the Issuer).

4. Registration Rights Agreement, dated as of January 29, 1996, between Volt and the Issuer. (Incorporated by reference to Exhibit 10.5 to Registration Statement No. 33-99278 on Form S-4 filed by the Issuer).

5. Form of Incentive Stock Option Contracts, dated as of January 30, 1996, between the Issuer and each of William Shaw, Jerome Shaw, James
          J. Groberg, Irwin B. Robins, Howard B. Weinreich, Daniel G. Hallihan, Jack Egan and Ludwig M. Guarino, together with a schedule setting forth material details that differ from the attached form of Incentive Stock Option Contract. (Incorporated by reference to Exhibit (e) to the Schedule 13D, dated January 26, 1996, filed by Volt, Commission File No. 0-29396).

6.* Form of Non-Qualified Stock Option Contract, dated November 5, 1998, between the Issuer and each of William Shaw and Jerome Shaw, together with a schedule setting forth material details that differ from the attached form of Non-qualified Stock Option Contract.

7.* Form of Incentive Stock Option Contract, dated as of November 5, 2001, between the Issuer and each of James J. Groberg, Irwin B. Robins, Howard B. Weinreich, Daniel G. Hallihan, Jack Egan, Ludwig M. Guarino and Steven Shaw, together with a schedule setting forth material details that differ from the attached form of Incentive Stock Option Contract.

8.*       Letter  Agreement,  dated  September 25, 2001,  between Nuco, I, Ltd.,
          Volt   Information   Sciences,    Inc.   and   Autologic   Information
          International, Inc.

9. Agreement and Plan of Merger, dated September 25, 2001 by and among Agfa Corporation, Autologic Acquisition Corp. and Autologic Information International, Inc. (Incorporated by reference to Exhibit
          2.1 to the Current Report on Form 8-K, dated September 26, 2001, filed by the Issuer, Commission File No. 0-29396).

10.       Stockholder's  Agreement,  dated  September  25,  2001,  between  Agfa
          Corporation, Autologic Acquisition Corp., Volt and Autologic Information International, Inc. (Incorporated by reference to Exhibit
          2.3 to the Current Report on Form 8-K, dated September 26, 2001, filed by the Issuer, Commission File No. 0-29396).

11. Stockholders' Agreements, dated September 25, 2001 between Autologic Information International, Inc. and each executive officers and directors of Autologic information International, Inc. (Incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K, dated September 26, 2001, filed by the Issuer, Commission File No. 0-29396).

------------------------
* Filed herewith. All other exhibits are incorporated herein by reference to the filing indicated in the parenthetical reference following the exhibit description.

Cusip Number:  052803 103             13D/A                        Page 11 of 11


                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2001.

                                    VOLT INFORMATION SCIENCES, INC.


                                    By: /s/ Howard B. Weinreich
                                        -------------------------
                                    Name:  Howard B. Weinreich
                                    Title: Vice President and General Counsel




                                    NUCO I LTD.


                                    By: /s/ Howard B. Weinreich
                                        -------------------------
                                    Name:  Howard B. Weinreich
                                    Title: Vice President, General Counsel
                                           and Secretary

                                   APPENDIX A
                                   ----------


     Set forth below is the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Volt.



Name and Position held with            Principal Occupation
---------------------------            --------------------
    the Reporting Person                   or Employment                       Business Address             Citizenship
    --------------------                   -------------                       ----------------             -----------

William Shaw,                  Chairman of the Board and President,   Volt Information Sciences, Inc.,     United States
Chairman of the Board and      Volt Information Sciences, Inc.        560 Lexington Avenue, New York,
President                                                             New York 10022

Jerome Shaw,                   Executive Vice President and           Volt Information Sciences, Inc.,     United States
Executive Vice President,      Secretary, Volt Information            560 Lexington Avenue, New York,
Secretary, and Director        Sciences, Inc.                         New York 10022

Steven A. Shaw,                Senior Vice President, Volt            Volt Information Sciences, Inc.,     United States
Senior Vice President and      Information Sciences, Inc.             560 Lexington Avenue, New York,
Director                                                              New York 10022

James J. Groberg,              Senior Vice President and Chief        Volt Information Sciences, Inc.,     United States
Senior Vice President,         Financial Officer, Volt Information    560 Lexington Avenue, New York,
Chief Financial Officer, and   Sciences, Inc.                         New York 10022
Director

Irwin B. Robins,               Consultant to Volt Information         Volt Information Sciences, Inc.,     United States
Director                       Sciences, Inc.                         560 Lexington Avenue, New York,
                                                                      New York 10022

Lloyd Frank,                   Partner, Jenkens & Gilchrist Parker    Jenkens & Gilchrist Parker Chapin    United States
Director                       Chapin LLP (a law firm)                LLP, 405 Lexington Avenue, New
                                                                      York, New York 10174

Bruce Goodman,                 Partner, Hinckley, Allen & Snyder      Hinckley, Allen & Snyder LLP, 28     United States
Director                       LLP (a law firm)                       State Streeto  Boston, MAo  02109

William H. Turner,             Consultant                             PNC Bank, 2 Tower Center             United States
Director                                                              Boulevard, Brunswick, NJ 08816

Mark N. Kaplan,                Counsel, Skadden, Arps, Slate,         Skadden, Arps, Slate, Meagher        United States
Director                       Meagher & Flom (a law firm)             & Flom, 4 Times Square, New York,
                                                                      New York 10036

Howard B. Weinreich,           General Counsel and Vice President,    Volt Information Sciences, Inc.,     United States
General Counsel and Vice       Volt Information Sciences, Inc.        560 Lexington Avenue, New York,
President                                                             New York 10022

Norma J. Kraus, Vice           Vice President, Human Resources,       Volt Information Sciences, Inc.,     United States
President, Human Resources,    Volt Information Sciences, Inc.        560 Lexington Avenue, New York,
                                                                      New York 10022

Name and Position held with            Principal Occupation
---------------------------            --------------------
    the Reporting Person                   or Employment                       Business Address             Citizenship
    --------------------                   -------------                       ----------------             -----------


Jack Egan, Vice President,     Vice President, Corporate              Volt Information Sciences, Inc.,     United States
Corporate Accounting,          Accounting, Volt Information           560 Lexington Avenue, New York,
                               Sciences, Inc.                         New York 10022

Daniel G. Hallihan, Vice       Vice President, Accounting             Volt Information Sciences, Inc.,     United States
President, Accounting          Operations, Volt Information           560 Lexington Avenue, New York,
Operations                     Sciences, Inc.                         New York 10022

Ludwig M. Guarino, Treasurer   Treasurer, Volt Information            Volt Information Sciences, Inc.,     United States
                               Sciences, Inc.                         560 Lexington Avenue, New York,
                                                                      New York 10022


         Set forth below is the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Nuco.


Name and Position held with            Principal Occupation
---------------------------            --------------------
    the Reporting Person                   or Employment                       Business Address             Citizenship
    --------------------                   -------------                       ----------------             -----------

William Shaw,                  Chairman of the Board and President,   Volt Information Sciences, Inc.,     United States
President and Director         Volt Information Sciences, Inc.        560 Lexington Avenue, New York,
                                                                      New York 10022

Jerome Shaw,                   Executive Vice President and           Volt Information Sciences, Inc.,     United States
Executive Vice President and   Secretary, Volt Information            560 Lexington Avenue, New York,
Assistant Secretary            Sciences, Inc.                         New York 10022

James J. Groberg,              Senior Vice President and Chief        Volt Information Sciences, Inc.,     United States
Senior Vice President and      Financial Officer, Volt Information    560 Lexington Avenue, New York,
Director                       Sciences, Inc.                         New York 10022

Howard B. Weinreich,           General Counsel and Vice President,    Volt Information Sciences, Inc.,     United States
General Counsel, Vice          Volt Information Sciences, Inc.        560 Lexington Avenue, New York,
President, Contracts                                                  New York 10022
Administration, Secretary
and Director

Ludwig M. Guarino, Treasurer   Treasurer, Volt Information            Volt Information Sciences, Inc.,     United States
                               Sciences, Inc.                         560 Lexington Avenue, New York,
                                                                      New York 10022
